News Release

Investor Relations Contact:
Jennifer Jarman
The Blueshirt Group, for Insweb
415-217-7722
jennifer@blueshirtgroup.com

InsWeb Reports Second Quarter 2010 Results
•	Strong Year-over-Year Revenue Growth of 15%
•	$0.9 Million Improvement in Net Income Year-over-Year
•	Fourth consecutive quarter of Adjusted EBITDA profitability

SACRAMENTO, Calif., July 22, 2010 – InsWeb Corp. (NASDAQ: INSW), a leading online insurance comparison provider, today announced results for the second quarter ended June 30, 2010.

Revenues for the second quarter of 2010 were $9.2 million, an increase of approximately 15% as compared to $8.0 million in the second quarter of 2009, and a decrease of approximately 4% as compared to $9.5 million in the first quarter of 2010.  Net income for the second quarter of 2010 was $293,000, or $0.05 per diluted share.  This compares with a net loss of $595,000 or $0.12 per diluted share, in the second quarter of 2009 and net income of $499,000, or $0.09 per diluted share, in the first quarter of 2010.

Adjusted EBITDA, a non-GAAP financial measure used by InsWeb’s management and defined below, was $522,000 in the second quarter of 2010,  as compared to negative Adjusted EBITDA of $473,000 in the second quarter of 2009 and positive Adjusted EBITDA of $656,000 in the first quarter of 2010.

“During the second quarter, InsWeb posted strong year-over-year growth in both revenue and net income, and delivered its fourth consecutive quarter of Adjusted EBITDA profitability.  On a sequential basis, revenue declined only slightly, which reflects better than expected results given typical seasonality for our industry," stated InsWeb Chairman & CEO Hussein Enan.  "Our results demonstrate that our business model is working and that we are continuing to execute on our efforts for sustained profitability.  As a component of our ongoing expense management focus, we have already initiated a search for significantly smaller, less expensive premises once our current lease expires in April 2011.  Lastly, we are energized by the prospects for boosting our growth through synergistic combinations, and we continue to actively pursue acquisitions that conform to our profitability goals.”

Among the operational developments during the quarter, InsWeb received its fifth U.S. Patent: Dynamic Tabs for a Graphical User Interface (U.S. Patent No. 7,707,505). The patent describes a dynamic, intelligent user interface for an on-line application whereby user input customizes the subsequent display of application data and queries presented to the user/applicant. InsWeb’s other patents are:  Event Log (U.S Patent No. 6,898,597); System and Method for Optimizing and Processing Electronic Pages in Multiple Languages (U.S Patent No. 7,107,325); Insurance Rating Calculation Software Component Architecture (U.S Patent No. 7,389,246); and Insurance Agent Contact System (U.S Patent No. 7,640,176).

Non-GAAP Financial Information
In evaluating InsWeb’s business, the Company’s management considers and uses Adjusted EBITDA as a supplemental measure of operating performance.  Adjusted EBITDA refers to a financial measure that the Company defines as net income (loss) excluding interest, taxes, depreciation, amortization, share-based compensation, and other non-recurring gains and losses that are not related to the Company’s continuing operations.  This measure is an essential component of InsWeb’s internal planning process because it facilitates period-to-period comparisons of the Company’s operating performance by eliminating potential differences in net income (loss) caused by the existence and timing of non-cash charges and non-recurring gains and losses.  Furthermore, Adjusted EBITDA reflects the key revenue and expense items for which InsWeb’s operating managers are responsible.

InsWeb Corporation
NON-GAAP FINANCIAL MEASURE AND RECONCILIATION
(In thousands)
(unaudited)
	Three months ended
	June 30,	March 31,	June 30,
	2010	2010	2009
Net income (loss)	$ 293	$ 499	$ (595)
Less
Interest income	7	5	6
Add
Provision for income taxes	3	4	35
Share-based compensation expense	196	118	46
Depreciation and amortization of property, equipment and intangible assets from continuing operations	37	40	47
Adjusted EBITDA from continuing operations	$ 522	$ 656	$ (473)

Adjusted EBITDA is not a measurement of the Company’s financial performance under U.S. GAAP and has limitations as an analytical tool.  You should not consider it in isolation or as a substitute for the Company’s U.S. GAAP net income (loss).  The principal limitations of this measure are that: 1) it does not reflect the Company’s actual expenses and may thus have the effect of inflating or reducing the Company’s net income (loss) and net income (loss) per share; and 2) it may not be comparable to Adjusted EBITDA as reported by other companies.

About InsWeb
InsWeb Corporation (NASDAQ: INSW) owns and operates a network of leading insurance marketplace and education websites. Founded in 1995 and headquartered in Sacramento, California, InsWeb's primary properties include InsWeb.com, InsuranceRates.com, LocalInsuranceAgents.com, and AgentInsider.com. In 2009, more than 10 million consumers turned to InsWeb for answers to their insurance questions.

For further information regarding InsWeb Corporation, please review the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and in particular Management’s Discussion and Analysis of Financial Condition and Results of Operations.
This news release contains forward-looking statements reflecting management's current forecast of certain aspects of the Company's future. It is based on current information, which we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements expressing the intent, belief or current expectations of the Company and members of our management team regarding: projected future revenues, revenue growth, expenses, profitability and financial position; marketing and consumer acquisition;  strategic initiatives aimed at accelerating growth and profitability, including strategic acquisitions; increased or decreased participation by insurance companies, agents and other purchasers of consumer leads; and product and technological implementations. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer usage of the internet to shop for and purchase insurance; the willingness and capability of insurance companies or other insurance entities to offer their products or instant quotes on the Company’s website or through the Company’s licensed subsidiaries; changes in the Company's relationships with existing insurance companies or other customers, including, changes due to consolidation within the insurance industry; the effects of competition on the Company’s consumer acquisition strategies; the Company's ability to attract and integrate new insurance providers and strategic partners; implementation and consumer acceptance of new product or service offerings; the outcome of litigation in which the Company is a party; insurance and financial services industry regulation; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

“INSWEB” and “AGENTINSIDER” are registered service marks of InsWeb Corporation. All marks above are those of InsWeb Corporation, except for those of insurance insurers, brokers, agents, industry organizations, financial institutions, online partners, service providers, other mentioned companies and educational institutions, which are the marks of their respective entities.

INSWEB CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
[ Amounts in thousands, except per share amounts ]
[ unaudited ]

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues:
Transactions	$9,108	$7,941	$ 18,566	$ 17,425
Other	42	42	84	84
Total revenues	9,150	7,983	18,650	17,509

Operating expenses:
Direct marketing	6,116	5,334	12,544	11,879
Sales and marketing	1,329	1,671	2,663	3,441
Technology	568	901	1,070	1,859
General and administrative	848	643	1,586	1,446
Total operating expenses	8,861	8,549	17,863	18,625
Income (loss) from operations	289	(566)	787	(1,116)
Interest income	7	6	12	20
Income (loss) before income taxes	296	(560)	799	(1,096)
Provision for income taxes	3	35	7	-
Net income (loss)	$293	$(595)	$792	$(1,096)
Net income (loss) per share:
Basic	$0.06	$(0.12)	$0.16	$(0.23)
Diluted	$0.05	$(0.12)	$0.14	$(0.23)

Weighted average shares used in computing
Net income (loss) per share:
Basic	4,836	4,791	4,830	4,789
Diluted	5,578	4,791	5,481	4,789

INSWEB CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
[Amounts in thousands]
[unaudited]
	June 30,	December 31,
	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	$8,623	$6,401
Accounts receivable, net	3,163	2,014
Prepaid expenses and other current assets	431	710
Short-term investments	1,282	-
Restricted cash equivalents and short-term investments	950	2,105
Total current assets	14,449	11,230

Related party receivable	315	311
Property and equipment	61	109
Other assets	204	230
Total assets	$15,029	$11,880

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$3,641	$2,113
Accrued expenses	480	635
Deferred revenue	1,399	804
Total current liabilities	5,520	3,552

Commitments and contingencies Shareholders' equity:
Common stock	8	8
Paid-in capital	208,009	207,617
Treasury stock	(6,334)	(6,334)
Unrealized loss on available-for-sale securities	(3)	-
Accumulated deficit	(192,171)	(192,963)
Total shareholders' equity	9,509	8,328
Total liabilities and shareholders’ equity	$15,029	$11,880